OTE GROUP REPORTS GROUP 2004 FOURTH QUARTER AND FULL YEAR RESULTS

UNDER US G.A.A.P.(UNAUDITED)

  Further deterioration in Greek fixed-line revenues and profitability
  Healthy growth at Cosmote, RomTelecom and international mobile operations
  Agreement in principle with unions on headcount reduction paving way for radical fixed-line reorganization

ATHENS, Greece - February 24, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE) , the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under US GAAP) for the quarter and full year ended December 31, 2004.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2003 IN ACCORDANCE WITH U.S. GAAP

* See notes on p. 14

Commenting on the quarter, Mr. Panagis Vourloumis, Chairman and CEO, noted: "The results we are publishing today - characterized by a second consecutive quarterly operating loss in our Greek fixed-line operations, whose performance has now been on a steadily deteriorating trend for the past two years - clearly underscore that the status quo was not an option. The agreement reached with the unions yesterday, if rapidly turned into actions, should enable us to get our fixed-line payroll under control. Even more importantly, it should provide us with the means to restructure our organization from the ground up and to drastically reduce our overhead." Mr. Vourloumis added: "Apart from Greek fixed-line, whose natural revenue erosion has been exacerbated in 2004 by regrettable regulatory decisions, all other major OTE Group units have posted solid revenue growth and satisfactory profitability levels. This raises my confidence that, once we have been given full latitude to tackle our cost issues in fixed-line, we will be able to rebuild a healthy, profitable group."

FINANCIAL HIGHLIGHTS

Operating Revenues
OTE Group Operating Revenues decreased by 1.5% in the three months ended December 31, 2004. The decline in quarterly operating revenues reflects the 10% drop in Greek fixed-line revenues, due in part to the Regulator-imposed cuts in leased-line tariffs, as well as to lower traffic and pricing. Higher revenues in mobile telephony, both in Greece and abroad, and at RomTelecom largely offset the drop in fixed-line revenues in Greece during the quarter.

Operating Expenses

Payroll and Employee Benefits increased by 12.8% to €322.0 million in the fourth quarter of 2004, compared to the fourth quarter of 2003. Voluntary retirement costs totaled €28.9 million in full year 2004.

Payments to International Operators increased by 19.1% to €60.6 million. Payments to domestic telephony operators (Mobile and Fixed-line Operators) decreased by 2.7% to €151.6 million. These payments do not include payments to Cosmote, but include payments from Cosmote to other mobile operators.

Other Operating Expenses increased by 30.3% to €419.5 million, largely reflecting significant increases in Greek fixed-line operations.

An analysis of Group Other Operating expenses follows:

Operating income before depreciation and amortization
For the fourth quarter of 2004, OTE Group Operating income before depreciation and amortization, amounted to €330.7 million, or 25.7% of revenues. The drop in margin, from 37.6% in the comparable quarter last year, primary reflects the deterioration of operating performance in Greek fixed-line operations.

Net Income
Net Income for the three months ended December 31, 2004 reached €20.2 million, down 74.2% from net income of €78.4 million in last year's fourth quarter.

Cash Flow
Cash provided by operating activities amounted to €445.0 million for the three months ended December 31, 2004.

CONDENSED CASH-FLOW IN ACCORDANCE WITH U.S. GAAP

Capital Expenditure
Capital expenditure in the fourth quarter of 2004 totaled €238.7 million, and €883.7 million for the twelve months of 2004.

Debt
At December 31, 2004, OTE Group gross debt amounted to €3,180.6 million, down 3.1% compared to December 31, 2003. The total amount of OTE debt outstanding breaks down as follows:

BUSINESS OVERVIEW
OTE's segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided, as below:

SEGMENT FINANCIALS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

*For comparison purposes, OTE comprises the OTE parent company and OTE Estate.

1. OTE FIXED-LINE

TRAFFIC STATISTICS FOR THE FOURTH QUARTER OF 2004

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing call minutes, stood at approximately 84% in December 2004, down marginally from the prior quarter level.

* Up to January 31, 2003, OTE was billed by the mobile operators for substantially all its revenue from calls placed from its network to customers of the mobile operators. These charges were included in "Payments to mobile telephony operators" in Operating Expenses. Simultaneously, OTE charged the mobile operators an interconnection fee relating to such calls, which was included in "Interconnection charges" in Other Operating Revenues. Effective February 1, 2003, OTE, based on new arrangements made with the mobile operators, no longer charges an interconnection fee for such calls but pays a charge per minute at rates determined in the new agreements. Adjusted Operating Revenues eliminate the effect of that change.

Fixed-line revenues declined by 10.1% in the fourth quarter of 2004 to €688.9 million. For the full year, revenues were down 8.5% to €2,826.7 million. The decline is to a large extent due to lower leased-line and interconnection tariffs imposed by the Greek telecommunications regulator, which reduced operating revenues by an estimated €110 million. The balance of the decline reflects lower traffic volume and the new tariff structure imposed by the regulator. These declines were partly offset by higher revenues from monthly rentals, ISDN and ADSL. In the fourth quarter, revenue declines in domestic fixed-to-fixed and fixed-to-mobile calls were in line with the trends recorded earlier in the year, while the drop in international telephony revenues widened in the fourth quarter.

Take up of OTE's pricing packages continued at a high level, as the 1.5 million subscriber mark was passed towards the end of 2004. OTE intends to pursue the active marketing of its pricing packages in 2005.

As of the end of the year, OTE had approximately 44,000 ADSL customers, reflecting considerable marketing efforts as well as successful reduction of the installation delays experienced earlier in the year. Another 13,000 ADSL customers were signed up in the first six weeks of 2005, and OTE expects to close the year with over 120,000 ADSL customers.

For 2005 as a whole, OTE expects a more limited drop in fixed-line operating revenues compared to the decline posted in 2004. While revenues from domestic and international calls should post decreases in line with the 2004 levels, OTE should benefit from higher monthly rentals following the 8.7% increase (PSTN lines) implemented on January 1st, higher ADSL revenues, as well as the decisions taken by the telecommunications regulator in late 2004 establishing fairer leased-line pricing going forward.

Total Operating Expenses increased by 8.1% compared to the fourth quarter of 2003 reaching €727.0 million, mainly influenced by the growth of Other Operating Expenses.

An analysis of the OTE segment Other Operating Expenses follows:

The sharp increase in repairs, maintenance and cost of telecom materials, both in the fourth quarter and full year, is largely due to the Olympic Games project. In particular, a provision for dismantling and reduction of value of equipment used in the Olympics added approximately € 32 million to full-year expenses, while the increase in cost of telecom materials is also attributable in part to the Games. Provisions for doubtful accounts were impacted by the difficulties of alternative carriers.

In the 12 months ended December 31, 2004, Net Working Capital for the Domestic Fixed-line business (including bad debt, excluding intra-group transactions and cash) continued to decline as a percentage of revenue compared to the same period of 2003, standing at 20.3% versus 26.4% last year (Greek GAAP). This continuing decline has further reduced the already historically low Net Working Capital requirements of OTE, confirming that the efforts of the Domestic Fixed-line business for the past two years have had a lasting impact on all levers affecting Net Working Capital, including improving receivables and payables management, inventory utilization and billing efficiency. In particular, Days Sales Outstanding (including VAT) have for the first time decreased below 100 days, currently standing at 90 days. Also, Days Payables Outstanding have increased from 121 last year to 127, while inventories have decreased by 11.7% since the same period last year. Notwithstanding any potential seasonal effects, Net Working Capital is expected to remain at historically low levels through 2005 as the new credit and collections policies continue to be institutionalized.

2. COSMOTE

FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2003 IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

Cosmote operates in four countries of Southeastern Europe: through direct ownership in Greece (Cosmote) and Albania (AMC) and since January 2003, through management of companies owned by OTE in Bulgaria (GLOBUL) and F.Y.R. of Macedonia (CosmoFon). Cosmote group consolidated results incorporate the Greek and Albanian companies.

Cosmote group Operating Revenues for the fourth quarter of 2004 increased by 7.1%, to reach €385.5 million. The overall revenue increase reflects a 6.7% increase in airtime revenues, a 36.8% increase in revenues from monthly service fees and a 0.8% increase in interconnection revenues. Revenues from sales of handsets & accessories, following the launch of i-mode service in early June and the introduction of new handsets, increased by 61.7%, while roaming revenues decreased by 5.0%. In total, revenues from telecommunications services increased by 8.0%, representing approximately 96% of total revenues.

The key driver behind the healthy revenue growth is the considerable increase in Cosmote's domestic operations traffic volumes that during the twelve months ended December 31, 2004 increased by approximately 28% y-o-y, due to strong positive elasticity that offset any impact from previous years' tariff cuts and the introduction of the bundled packages. Data revenues (which include SMS, MMS, and other "soft data" revenues from Value Added Services) represent approximately 11.3% of total telecommunication revenues and 11.5% of domestic operations during the twelve months ended December 31, 2004.

Roaming revenues during the twelve months ended December 31, 2004 reached € 42.0 million, 2.0% lower compared to the respective period of 2003 due to the significant drop in tourist arrivals during the summer months.

During the fourth quarter of the year, Cosmote signed 32 additional roaming agreements bringing the total at December 2004 to 378, in 178 countries. In addition, since the launch of i-mode in June 2004, the Company has signed 40 GPRS roaming agreements in 25 countries.

Operating Income before depreciation and amortization for the quarter increased by 6.0%, reaching € 159.8 million, representing a margin of 41.5%.

Fourth quarter 2004 Cosmote Group Net Income amounted to € 68.9 million, up 4.2% compared to the fourth quarter of 2003. Consolidated Net Income margin reached 17.9%.

Contract customers at the end of the quarter reached 1,636,230 or 39.4% of total while prepaid customers reached 2,515,117 or 60.6% of total. At the same period, AMC's (Albania) customer base stood at 638,728 most of it consisting of prepaid customers.

In June 2004, following the signing of a partnership agreement with NTT DoCoMo, Cosmote launched i-mode, the world's most popular mobile Internet service, in the Greek market. By the end of December 2004, and in just 7 months time, i-mode customer take up has been very encouraging, with i-mode service activations surpassing 114,000.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom's key financial figures are stated below:

ROMTELECOM CONSOLIDATED STATEMENTS OF OPERATIONS FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2003 IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

€ Millions	Q4 04	Q4 03	*% Change*	12M 04	12M 03	*% Change*
Operating Revenues	220.8	206.6	*6.9%*	839.1	797.4	*5.2%*
Operating Income before Depreciation & amortization	74.5	41.7	*78.7%*	285.0	156.1	*82.6%*
Operating Income before Depreciation & Amortization as % of Operating Revenues	33.7%	20.2%	*13.5 pp*	34.0%	19.6%	*14.4 pp*
Operating Income	20.3	(4.8)	--	117.2	(8.8)	--
Net Income/(Loss)	51.1	(3.6)	--	107.1	(12.9)	--
Net Income/(Loss) Margin	23.1%	-1.7%	*24.8 pp*	12.8%	-1.6%	*14.4 pp*
Increase/(Decrease) in Gross PP&E	66.6	6.8	*879.4%*	137.1	58.6	*134.0%*
Fixed Telephony, Lines				4,337,823	4,329,687	*0.2%*
Mobile Telephony, Contract customers				29,487	33,022	*-10.7%*
Mobile Telephony, Prepaid customers				58,010	51,461	*12.7%*
Mobile Telephony, Total customers				87,497	84,483	*3.6%*
				31.12.04	**31.12.03**	
Cash and cash equivalents				99.2	90.6	*9.5%*
Short-term borrowings				29.3	40.7	*-28.0%*
Long-term debt				175.6	223.7	*-21.5%*
Net Financial Debt				*105.7*	*173.8*	*-39.2%*

Comparative figures include €60 million impairment charge taken by Romtelecom in 2003 results, relating to the carrying value of Cosmorom's fixed assets

In the fourth quarter of 2004, RomTelecom posted revenues of €220.8 million, 6.9% up from revenues of €206.6 million in the same period last year. The revenue increase was mainly the result of a 61% rise in interconnection traffic in the fourth quarter, and of higher rental tariffs.

Interconnection revenues increased significantly in 2004 compared to 2003 (+44%). During 2004, RomTelecom regained a significant share of inbound and outbound international traffic of Mobile Operators, previously lost as a result of the January 1, 2003 market liberalization. Also, in the same period RomTelecom's inbound traffic to its own network increased significantly as a result of a sizable drop of the termination of VOIP international traffic.

Revenues from rental fees and new connections increased mainly as a result of the June 2004 tariff rebalancing. Also, there was a slight increase in the number of lines operated by RomTelecom in December 2004 compared to 2003.

Domestic traffic decreased in comparison to the fourth quarter of 2003 due to the substitution from mobile and increasing competition from alternative carriers. On the other hand, the tariff rebalancing induced the increase of international traffic for residential customers.

Operating Income before Depreciation & Amortization as a percentage of Operating Revenues rose to 33.7% in 2004, as compared to 20.2% in 2003, as a result of continuous efforts aimed at improving efficiency and cutting costs. Most cost items recorded savings in 2004 compared to the previous year, leading to a 4.4% decrease in operating expense in 2004, despite the one-off redundancy payments of €57.1 million and the one-off additional provisions for inventories of €12.2 million. Payroll expenses (without redundancy payments) decreased by 18.5% as a direct result of headcount reductions. ?n spite of increasing outgoing traffic, interconnection costs dropped due to tariff decreases.

During 2004, Romtelecom succeeded to improve significantly its profitability, posting a full-year net income of €107.1 million. The profit margin for the fourth quarter of 2004 reached 23.1%, from -1.7% in the fourth quarter of 2003.

RomTelecom received the Regulator's approval for a new round of tariff rebalancing to become effective from February 1, 2005. ANRC approved an average increase in monthly rental of 34.1%, while the charges for International, Long Distance and Fixed to Mobile Calls are to be reduced by 9.1%, 10.0% and 3.4%, respectively.

RomTelecom's management is proceeding with its "Transformation Plan":

  Efficiency improved from 181 Lines per Employee at the end of 2003 to 240 Lines per Employee at the end of 2004, an increase of 32.6%.
  Headcount was reduced to 18,083 at the end of 2004 from 23,869 one year earlier.
  Implementation of several projects continues successfully, notably the development of a new central Billing System replacing the existing systems to be operational early in July 2005 and the deployment of the Oracle Financials e-Business System. In the area of operations, Service Assurance program completed successfully while Service Delivery project continues on track.

  COSMOROM
  CosmoRom's operating revenues for the year ended December 31, 2004 amounted to €6.8 million, while net losses amounted to €15.7 million. A proposal to relaunch Romanian mobile operations under the management of Cosmote has been submitted to the Romanian Government in its capacity as joint-shareholder of RomTelecom.

  4. OTENET

  OTENET CONSOLIDATED STATEMENTS OF OPERATIONS FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2003 IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

  OTEnet is the Internet and IP services subsidiary of OTE (90.2% owned by OTE). It offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies. Revenues in the fourth quarter of 2004 decreased by 12.1% compared to the fourth quarter of 2003, and reached a level of € 18.8 million. Revenues in the fourth quarter of 2003 included approximately € 2.4 million related to the Olympic Games.

  OTEnet's subsidiary Voicenet which provides IP based telephony solutions to business customers, achieved sales of € 16.1 million in 2004, compared to € 8.1 million in 2003, while OTEnet Cyprus, achieved sales of € 3.3 million in 2004.

  OTEnet boosted its customer base significantly. As of December 31, 2004, OTEnet had over 316,600 active residential customers and over 9,950 corporate customers.

  5. OTHER INTERNATIONAL INVESTMENTS

  ARMENTEL
  ArmenTel's Operating Revenues for the fourth quarter of 2004 amounted to &EURO;23.5 million. Operating income before depreciation and amortization reached &EURO;14.1 million, or 60% of operating revenues while net income reached &EURO;7.0 million.

  GLOBUL
  Cosmo Bulgaria Mobile EAD (GloBul) is a 100% OTE-owned subsidiary. GloBul, which is managed by Cosmote, operates a GSM 900 / 1800 mobile telephony license in Bulgaria. GloBul's Operating revenues for the fourth quarter of 2004 amounted to € 53.1 million versus € 32.9 million during the same prior-year period, representing an increase of 61.4%. The overall increase reflects a 17% increase in monthly service fees (including airtime revenue incorporated in the bundle packages), a 72% increase in airtime revenue, a 179% increase in SMS revenues and a 117% increase in roaming revenues. Fourth quarter operating income before depreciation and amortization reached € 16.3 million, compared to € 5.1 million during the same period last year. The company was net income positive for the quarter and thus reached an important milestone in its development. GloBul's impressive performance in the final quarter of 2004 rests on a number of factors:

    A customer base growth of 62% compared to the fourth quarter of 2003. GloBul now has a total of 1,624,569 customers and a market share of 38%. Prepaid customers of GloBul are now 1,077,916, while contract subscribers are 546,653, providing a prepaid / contract mix of 66% / 34%. The increase in the number of GloBul subscribers is a result of both the increase of market penetration and increased market share of the company;
    Stable usage of prepaid communication
    Increased number of contract subscribers / Continued growth in contract usage
    Increase in the territorial coverage to 85% vs. 77% at the end of 2003
    Increase in the population coverage to 98% vs. 95% at the end of 2003

  The company extensively increased its roaming partners' network, as a result of which roaming revenues posted an impressive growth. Currently GloBul has active roaming agreements with 259 operators in 119 countries. In August of 2004, Globul also launched Camel roaming for visiting pre-paid roamers.

  During the fourth quarter of 2004, the company continued to introduce various tariff reductions, such as the launch of Friends & Family service for residential contract customers in October, where a customer can select to call 3 Globul numbers at rates as low as BGN 0.06 per minute. These changes should stimulate further market growth and further increase mobile usage.

  In order to improve the services for its subscribers, the company applied in February 2005 for a fixed line license and intends to participate in the tender for a UMTS license.

  COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS) Cosmofon AD, the new corporate name of MTS, is a wholly owned subsidiary of OTE managed by Cosmote, operating the second mobile telephony license in the Former Yugoslav Republic of Macedonia (FYROM). The company launched commercially under the brand name Cosmofon in June 2003. Since then, the company has acquired more than 233,500 customers, while Operating revenues for the fourth quarter of 2004 reached € 6.7 million.

  6. EVENTS OF THE QUARTER

  OTE SIGNS AGREEMENT REGARDING TELECOM SERBIA

  OTE, together with the Serbian Government and Telecom Serbia (Telekom Srbija), signed on December 10, 2004 a new Shareholders Agreement, which settled all pending issues that have arisen after the buyout of Telecom Italia's 29% stake in Telecom Serbia by the Serbian Government. The new Shareholders Agreement, which followed the signing of a Memorandum of Understanding on September 20, 2004, included a revision of Telecom Serbia's Articles of Association, in a way that reinforced the minority shareholder rights of OTE, (holder of a 20% stake in the company), the repayment of capital plus interest of a loan extended in the past to Telecom Serbia by OTE, and the settlement of management fees owed to OTE by Telecom Serbia.

  OTE ANNOUNCES NEW RETAIL TARIFF RATES

  On December 13, 2004, OTE, announced new retail tariff rates. Following approval by the NTPC on December 30, 2004, and as of December 31, 2004, the following new tariffs are in effect:

    The monthly rental of PSTN lines has increased by €0.91, reaching €11.40 per month, while ISDN-BRA line rental has also increased by €0.91, reaching €14.90 per month.
    Subscribers of the discount package "OTE options", which offers substantial reductions to retail customers using pre-selected numbers (local, long distance or international), will get up to 4 hours of free calls (three hours local calls and one hour long distance calls) per two months, depending on the size of their bi-monthly bill.
    Subscribers of the discount package "OTE business", which offers substantial reductions to business customers using pre-selected numbers (local, long distance or international), will receive greater discounts (up to 10% in local and 25% in long distance calls), depending on usage.
    Subscribers of the discount package "OTE business Plus", which offers substantial reductions to large business customers, will get greater discounts (up to 10% in local and 25% in long distance calls), depending on usage, and will be enjoying per second charging from the first second of the call.

  SUBSEQUENT EVENTS

  On February 23, 2005, OTE reached an agreement in principle with the unions representing its fixed-line employees. Pursuant to this agreement, about 6,000 employees, or 35% of the workforce, will be able to take early retirement.

  7. OUTLOOK
  In 2005, Greek fixed-line operating revenues should benefit partly from regulatory decisions as well as from ADSL penetration and increases in monthly line rentals implemented in the beginning of the year. The February 23 agreement with the Greek fixed-line unions regarding headcount reduction should significantly impact OTE's 2005 accounts. Further information on the charges and expected savings will be provided as soon as the early retirement plan has been finalized with the Greek authorities. Operating revenues and profitability of all other Group activities are expected to continue to progress.

  About OTE

  OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

  Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

  Additional Information is also available on http://www.ote.gr.

  Contacts:
OTE:	Dimitris Tzelepis - Head of Investor Relations, Tel: +30 210 611 1574
  email: dtzelepis@ote.gr
  Nikos Kallianis - Senior Financial Analyst, Investor Relations Tel: +30 210 611 8167;
  email: nkallianis@ote.gr
  Daria Kozanoglou - Communications Officer, Investor Relations Tel: +30 210 611 1121;
  email: nkozanoglou@ote.gr
  Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New York)

  Forward-looking statement
  Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2003 filed with the SEC on July 15, 2004. OTE assumes no obligation to update information in this release.

  NOTES

    In line with SEC recommendations on the use of non-GAAP financial measures, OTE has decided to replace the caption "EBITDA" used in prior filings by "Operating income before depreciation and amortization". This item is the sum of "Operating income" and "Depreciation and amortization". Similarly, the previously used "EBITDA margin" caption is henceforth replaced by "Operating income before depreciation and amortization as a percentage (%) of Operating Revenues".
    Following SEC recommendations regarding the application of EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer", OTE reflects certain commissions relating to pre-paid cards as a reduction of the respective revenues rather than as operating expenses. All comparative quarterly data for 2003 and the first quarter of 2004 were restated accordingly.
    Finally, 2003 comparative data and first quarter 2004 numbers have been restated to reflect the impairment of Cosmorom assets. While this impairment is effective February 2003, its detailed modalities were not completed until the filing of OTE's 2003 Form 20-F on July 15, 2004. All 2003 comparative data provided in this release is consistent with the 2003 Form 20-F.

  Exhibits to follow:

  I. Condensed Consolidated Balance Sheets as of December 31, 2004 and December 31, 2003 (Under US GAAP)

  II. Condensed Consolidated Statements of Operations for the twelve months and three months ended December 31, 2004 and 2003 (Under US GAAP)

  III. Condensed Consolidated Statement of Cash Flows for the twelve months ended December 31, 2004 (Under US GAAP)

  IV. Operating Revenues for the twelve months and three months ended December 31, 2004 and 2003 (Under US GAAP)

  V. Segment Reporting based on the Company's legal structure

  VI. International Assets

  VII. Operational Highlights

  EXHIBIT I - BALANCE SHEETS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
Prepared under U.S. GAAP
as of December 31, 2004 and 2003
(€ million)

Assets	Dec 2004 (Unaudited)	Dec 2003	Liabilities and Shareholders' Equity	Dec 2004 (Unaudited)	Dec 2003
Current Assets			**Current Liabilities**		
Cash and cash equivalents	867.2	601.3	Short - term borrowings	37.3	51.6
Accounts receivable	1,058.1	1,292.0	Current maturities of long-term debt	323.7	74.8
Materials and supplies	125.9	150.2	Accounts payable	809.1	922.3
Deferred income taxes	0.0	12.3	Accrued and other liabilities	705.5	597.7
Other current assets	163.6	261.1	Income taxes payable	39.4	155.7
			Deferred income taxes	9.0	0.0
			Dividends payable	7.2	8.6
	2,214.8	2,316.9			
				1,931.2	1,810.7
Other assets					
Investments	224.4	228.8	**Long-Term Liabilities**		
Advances to pension funds	210.5	239.0	Long-term debt, net of current maturities	2,819.6	3,154.6
Deferred income taxes	0.0	126.3	Reserve for staff retirement indemnities	303.5	292.6
Other long-term assets	190.3	167.4	Reserve for Youth Account	324.0	331.5
	625.2	761.5	Deferred income taxes	155.7	0.0
			Other long-term liabilities	88.1	252.6
Telecommunication property,				3,690.9	4,031.3
Plant and equipment Net of Accumulated depreciation	6,744.2	6,873.4	Minority interests	1,021.0	992.6
			Shareholders' Equity		
			Share capital	1,174.1	1,204.7
Telecommunication licenses, net of amortization	379.3	402.4	Paid-in surplus	487.5	505.7
			Treasury stock	(15.1)	(276.6)
			Legal reserve	256.7	256.7
Goodwill resulting from consolidated			Retained earnings	1,705.5	1,957.2
subsidiaries, net of amortization	70.7	70.7	Unaccrued compensation	0.0	(0.1)
			Accumulated other comprehensive income *	(217.6)	(57.3)
				3,391.1	3,590.3
	10,034.2	10,424.9			
				10,034.2	10,424.9

  * NOTE: During 2004, the economy of Romania ceased to be considered highly inflationary. In this respect, the Group recognized a deferred tax liability of approximately €260 million relating to RomTelecom's statutory indexation of its fixed assets, which amount, net of minority interests, was charged to accumulated other comprehensive income.

  EXHIBIT II - STATEMENTS OF OPERATIONS

  HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
  Condensed Consolidated Statements of Operations
  Prepared under U.S. GAAP
  for the three months and twelve months ended December 31, 2004 and 2003
  (€ million)

Q4 04 Unaudited	Q4 03 Unaudited	% Change	12M 04 Unaudited	12M 03	% Change
Operating Revenues:						
Domestic Telephony	566.9	595.7	-4.8%	2,270.4	2,349.5	-3.4%
International Telephony	89.1	99.4	-10.4%	387.8	375.5	3.3%
Mobile telephony services	393.0	340.0	15.6%	1,556.2	1,228.8	26.6%
Other	235.4	268.5	-12.3%	967.3	960.5	0.7%
Total Operating Revenues	**1,284.4**	**1,303.6**	-1.5%	**5,181.7**	**4,914.3**	5.4%
Operating Expenses:						
Payroll and employee benefits	(322.0)	(285.5)	12.8%	(1,241.7)	(1,112.2)	11.6%
Voluntary retirement costs	0.0	0.4	-100.0%	(28.9)	(26.0)	11.2%
Reversal of reserve for retirement contributions	0.0	0.0			54.6	
Payments to international operators	(60.6)	(50.9)	19.1%	(190.3)	(185.2)	2.8%
Payments to domestic telephony operators	(151.6)	(155.8)	-2.7%	(645.9)	(609.9)	5.9%
Depreciation and amortization	(235.3)	(228.4)	3.0%	(1,003.1)	(909.7)	10.3%
Other operating expenses	(419.5)	(322.0)	30.3%	(1,423.2)	(1,107.0)	28.6%
Total Operating Expenses	**(1,189.0)**	**(1,042.2)**	14.1%	**(4,533.1)**	**(3,895.4)**	16.4%
Operating Income	**95.4**	**261.4**	-63.5%	**648.6**	**1,018.9**	-36.3%
Other income / (expense), net:						
Interest income	15.1	12.8	18.0%	49.8	47.6	4.6%
Interest expense	(48.2)	(47.5)	1.5%	(164.4)	(143.1)	14.9%
FX gain (loss)	12.9	(4.7)	-374.5%	5.3	14.2	-62.7%
Financial net	**(20.2)**	**(39.4)**	-48.7%	**(109.3)**	**(81.3)**	34.4%
Investment income / (loss) / writedown / gains on sale	12.1	12.4	-2.4%	13.8	1.4	885.7%
Write-off of management fees related to Telecom Serbia	0.0	0.0	N/A	(21.3)	0.0	N/A
Other, net	(1.8)	(1.9)	-5.3%	(1.6)	(2.8)	-42.9%
Total Other income / (expense), net	**(9.9)**	**(28.9)**	-65.7%	**(118.4)**	**(82.7)**	43.2%
Income before provision for income taxes and minority interests	**85.5**	**232.5**	-63.2%	**530.2**	**936.2**	-43.4%
Provision for income taxes	(12.4)	(107.3)	-88.4%	(216.0)	(377.9)	-42.8%
Income before minority interests	**73.1**	**125.2**	-41.6%	**314.2**	**558.3**	-43.7%
Minority Interests	(52.9)	(46.3)	14.3%	(181.6)	(147.1)	23.5%
Net Income before the cumulative effect of accounting change	**20.2**	**78.9**	-74.4%	**132.6**	**411.2**	-67.8%
Cumulative effect of accounting change	0.0	(0.5)	-100.0%	0.0	(0.5)	-100.0%
Net Income	**20.2**	**78.4**	-74.2%	**132.6**	**410.7**	-67.7%

  EXHIBIT III - STATEMENT OF CASH FLOWS

  HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
  Consolidated Statement of Cash Flows
  Prepared under U.S. GAAP
  for the three, six and nine and twelve months ended December 31, 2004 is as follows:
  (€ million)

  EXHIBIT IV - OPERATING REVENUES

  HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
  Consolidated Operating Revenues
  Prepared under U.S. GAAP
  for the three months and twelve months ended December 31, 2004 and 2003
  (€ million)

Q4 04 Unaudited	Q4 03 Unaudited	*Change*	12M 04 Unaudited	12M 03	*Change*
Domestic Telephony:						
Basic monthly rentals	214.4	206.3	*3.9%*	849.2	788.4	*7.7%*
Local and long distance calls						
-Fixed to fixed	210.9	210.7	*0.1%*	793.3	830.5	*-4.5%*
-Fixed to mobile	112.3	140.7	*-20.2%*	533.3	617.0	*-13.6%*
	323.2	*351.4*	*-8.0%*	*1,326.6*	*1,447.5*	*-8.4%*
Other	29.3	38.0	*-22.9%*	94.6	113.6	*-16.7%*
Total Domestic Telephony	**566.9**	**595.7**	*-4.8%*	**2,270.4**	**2,349.5**	*-3.4%*
International Telephony:						
International traffic	36.4	44.9	*-18.9%*	169.1	187.4	*-9.8%*
Payments from mobile operators	9.9	8.7	*13.8%*	37.8	36.9	*2.4%*
	46.3	53.6	*-13.6%*	206.9	224.3	*-7.8%*
Payments from International operators	42.8	45.8	*-6.6%*	180.9	151.2	*19.6%*
Total International Telephony	**89.1**	**99.4**	*-10.4%*	**387.8**	**375.5**	*3.3%*
Mobile Telephony Services:	**393.0**	**340.0**	*15.6%*	**1,556.2**	**1,228.8**	*26.6%*
Other Operating Revenues:						
Traditional Services:						
Prepaid cards	31.0	33.1	*-6.3%*	147.2	137.7	*6.9%*
Directories	13.8	11.0	*25.5%*	54.9	47.4	*15.8%*
Radio communications	4.9	5.0	*-2.0%*	19.2	21.9	*-12.3%*
Audiotex	7.5	22.1	*-66.1%*	72.5	74.4	*-2.6%*
Telex and telegraphy	0.7	1.9	*-63.2%*	6.5	7.5	*-13.3%*
	57.9	73.1	*-20.8%*	300.3	288.9	*3.9%*
New Business:						
Leased lines and data communications	30.5	48.2	*-36.7%*	132.2	221.4	*-40.3%*
ISDN, connection & monthly charges	30.4	25.1	*21.1%*	114.3	91.6	*24.8%*
Sales of telecommunication equipment	31.7	32.0	*-0.9%*	117.0	96.3	*21.5%*
Internet services	16.6	12.8	*29.7%*	61.6	49.7	*23.9%*
ATM	6.0	4.8	*25.0%*	24.1	18.8	*28.2%*
	115.2	122.9	*-6.3%*	449.2	477.8	*-6.0%*
Other:						
Services rendered	19.3	37.2	*-48.1%*	85.3	90.5	*-5.7%*
Interconnection charges	27.3	24.0	*13.8%*	84.3	81.5	*3.4%*
Miscellaneous	15.7	11.3	*38.9%*	48.2	21.8	*121.1%*
	62.3	72.5	*-14.1%*	217.8	193.8	*12.4%*
Total Other Operating Revenues	235.4	268.5	*-12.3%*	967.3	960.5	*0.7%*
Total Operating Revenues	**1,284.4**	**1,303.6**	*-1.5%*	**5,181.7**	**4,914.3**	*5.4%*

  EXHIBIT V - SEGMENT REPORTING

  EXHIBIT VI - INTERNATIONAL ASSETS

  ROMTELECOM

  OTE has a 54.01% stake in RomTelecom, which has been fully consolidated since March 2003.

ROMTELECOM

CONSOLIDATED AND STAND ALONE CONDENSED BALANCE SHEETS

As of December 31, 2004, in accordance with US GAAP

(€ thousand)

	Consolidated (Unaudited)	Stand-Alone (Unaudited)
Property, plant and equipment	1,700,934	1,664,495
Intangible assets	22,787	19,269
Investments and other long-term assets	44,823	44,823
Fixed assets investments	0	174,430
Long-term assets	**1,768,544**	**1,903,017**
Inventories	54,220	51,247
Trade and other receivables	125,084	121,336
Cash and cash equivalents	99,212	95,518
Current assets	**278,516**	**268,101**
Total assets	**2,047,060**	**2,171,118**
Shareholders' Equity	**1,210,027**	**1,466,506**
Borrowings	141,476	141,475
Other long-term liabilities	294,098	294,095
Long-term liabilities	**435,574**	**435,570**
Trade payables and other current liabilities	338,064	234,975
Borrowings	63,395	34,067
Current liabilities	**401,459**	**269,042**
Total liabilities	**837,033**	**704,612**
Total liabilities and shareholders' equity	**2,047,060**	**2,171,118**

  ARMENTEL

  OTE has a 90% stake in ArmenTel, which is fully consolidated. ArmenTel's key financial figures are stated below:

  ARMENTEL
  Statement of Operations Prepared under U.S. GAAP for the three months and twelve months ended December 31, 2004 and 2003 (Unaudited)

€ Millions	Q4 04	Q4 03	*% Change*	12M 04	12M 03	*% Change*
Operating Revenues	23.5	17.9	*31.3%*	85.7	69.6	*23.1%*
Operating Income before Depreciation & amortization	14.1	8.2	*72.0%*	49.9	32.5	*53.5%*
Operating Income before Depreciation & Amortization as % of Operating Revenues	60.0%	45.8%	*14.2 pp*	58.2%	46.7%	*11.5 pp*
Operating Income	7.5	2.9	*158.6%*	25.6	10.8	*137.0%*
Net Income/(Loss)	7.0	3.2	*118.8%*	20.9	11.8	*77.1%*
Net Income/(Loss) Margin	29.8%	17.9%	*11.9 pp*	24.4%	17.0%	*7.4 pp*
Increase/(Decrease) in Gross PP&E				30.4	22.6	*34.5%*
Fixed Telephony, Lines				578,973	563,679	*2.7%*
Mobile Telephony, Contract customers				52,275	39,160	*33.5%*
Mobile Telephony, Prepaid customers				142,438	62,026	*129.6%*
Mobile Telephony, Total customers				194,713	101,186	*92.4%*
				31.12.04	**31.12.03**	
Cash and cash equivalents				18.9	2.3	*721.7%*
Short-term borrowings				0.0	13.1	*-100.0%*
Long-term debt				76.3	62.6	*21.9%*
Net Financial Debt				**57.4**	**73.4**	***-21.8%***

  COSMOBULGARIA

  OTE has a 100% stake in CosmoBulgaria, which is fully consolidated. CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name Globul. Globul's key financial figures are stated below:

  COSMOBULGARIA
  Statement of Operations
  Prepared under U.S. GAAP
  for the three months and twelve months ended December 31, 2004 and 2003
  (Unaudited)

€ Millions	Q4 04	Q4 03	*% Change*	12M 04	12M 03	*% Change*
Operating Revenues	53.1	32.9	*61.4%*	177.8	99.4	*78.9%*
Operating Income before Depreciation & amortization	16.3	5.1	*219.6%*	45.3	10.6	*327.4%*
Operating Income before Depreciation & Amortization as % of Operating Revenues	30.7%	15.5%	*15.2 pp*	25.5%	10.7%	*14.8 pp*
Operating Income	5.8	(2.7)	*314.8%*	5.6	(17.6)	*131.8%*
Net Income/(Loss)	2.4	(6.4)	*137.5%*	(7.8)	(21.6)	*63.9%*
Net Income/(Loss) Margin	4.5%	-19.5%	*24 pp*	-4.4%	-21.7%	*17.3 pp*
Increase/(Decrease) in Gross PP&E	25.5	26.8	*-4.9%*	88.7	84.7	*4.7%*
Mobile Telephony, Contract customers				546,653	373,809	*46.2%*
Mobile Telephony, Prepaid customers				1,077,916	629,588	*71.2%*
Mobile Telephony, Total customers				1,624,569	1,003,397	*61.9%*
				31.12.04	**31.12.03**	
Cash and cash equivalents				4.2	10.1	*-58.4%*
Short-term borrowings				18.3	0.0	
Long-term debt				200.0	155.0	*29.0%*
Net Financial Debt				***214.1***	***144.9***	*47.8%*

  CosmoFon

  Cosmofon, a company owned by OTE and managed by Cosmote, on June 11, 2003 launched the commercial operations of CosmoFon, in Skopje (FYROM), as the new mobile operator in the country. CosmoFon is fully consolidated. Its key financial figures are below:

  COSMOFON
  Statement of Operations
  Prepared under U.S. GAAP
  for the three months and twelve months ended December 31, 2004
  (Unaudited)

€ Millions	Q4 04	Q4 03	*% Change*	12M 04	12M 03	*% Change*
Operating Revenues	6.7	3.4	*97.1%*	23.5	6.7	*250.7%*
Operating income (loss) before depreciation and amortization	-3.3	-5	*-34.0%*	-8.4	-10.5	*-20.0%*
Operating income (loss) before depreciation and amortization as % of Operating revenues	-49.3%	-147.1%	*97.8 pp*	-35.7%	-156.7%	*120.0 pp*
Operating Income	-6.5	-7.0	*-7.1%*	-20.0	-14.1	*41.8%*
Net Income/(Loss)	-6.9	-6.0	*15.0%*	-22.0	-13.5	*63.0%*
Net Income/(Loss) Margin	-103.0%	-176.5%	*73.5 pp*	-93.6%	-201.5%	*107.9 pp*
Increase/(Decrease) in Gross PP&E	9.6	21.8	*-56.0%*	25.0	59.3	*-57.8%*
Mobile Telephony, Contract customers				18,033	4,552	*296.2%*
Mobile Telephony, Prepaid customers				215,547	79,811	*170.1%*
Mobile Telephony, Total customers				233,580	84,363	*176.9%*
				31.12.04	**31.12.03**	
Cash and cash equivalents				13.1	31.4	*-58.3%*
Long-term dedt				22.0	22.0	*0.0%*
Net Financial Debt				**8.9**	**(9.4)**	*-194.7%*

  EXHIBIT VII -OPERATIONAL HIGHLIGHTS